Direct: 414-287-9308
kirgens@gklaw.com

May 24, 2024

VIA EDGAR TRANSMISSION

U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street, NE
Washington, DC 20549

RE:    Buffalo Funds
(Registration Nos: 333-56018; 811-10303)

Ladies and Gentlemen:

Pursuant to Rule 485(a) under the Securities Act of 1933, as amended (the “1933 Act”), the Trust hereby submits Post-Effective Amendment No. 68 (the “Amendment”) to the Trust’s Registration Statement (the “Registration Statement”) for the purpose of notifying shareholders of changes to: (i) the name of Buffalo Discovery Fund to “Buffalo Mid Cap Discovery Fund,” Buffalo Dividend Focus Fund to “Buffalo Growth & Income Fund,” Buffalo Flexible Income Fund to “Buffalo Flexible Allocation Fund,” Buffalo Large Cap Fund to “Buffalo Blue Chip Growth Fund,” Buffalo Mid Cap Fund to “Buffalo Mid Cap Growth Fund” and Buffalo Small Cap Fund to “Buffalo Small Cap Growth Fund;” (ii) the principal investment strategies of the Funds listed in (i) and the Buffalo Early Stage Growth Fund, Buffalo Growth Fund and Buffalo High Yield Fund; and (iii) the 80% investment policies of the Funds listed in (ii).

Pursuant to Rule 485(a)(1), the Trust anticipates that this filing shall become effective July 29, 2024 or as soon as possible thereafter. On or before the effective date, the Trust will file another Post-Effective Amendment to the Registration Statement under Rule 485(b) of the 1933 Act to be effective not earlier than the effective date of this Amendment. The purpose of that filing will be to incorporate any comments made by the Staff on this Amendment, to update financial information and file any updated exhibits to the Registration Statement, if appropriate.

If you have any questions regarding this filing, please do not hesitate to contact me.

Very truly yours, GODFREY & KAHN, S.C. /s/ Kristen Irgens Kristen Irgens

cc: Working Group